Exhibit 12.1

SUN HEALTHCARE GROUP, INC.

Computation of Ratios of Earnings to Fixed Charges

								Three
								Months
								Ended
	Years Ended December 31,							March 31,
	2003	2004	2005	2006		2007		2008
Fixed charges:
Interest expensed	$14,391,926	$5,676,351	$10,777,932	$17,118,206		$42,388,904		$14,033,503
Interest capitalized	50,220	57,170	143,445	202,581		439,946		92,774

Amortized premiums, discounts
and capitalized expenses
related to debt	1,853,763	1,592,325	452,660	685,936		3,216,899		795,590

Estimate of interest within
rent expense	12,406,095	12,222,943	12,945,274	19,796,476		27,199,098		7,276,717
Total fixed charges	$28,702,004	$19,548,789	$24,319,311	$37,803,199		$73,244,847		$22,198,584

Earnings:
Pretax income (loss) from continuing
operations	$(41,511,000)	$(1,643,000)	$(3,103,000)	$12,178,000		$45,217,000		$14,128,000
Fixed charges	28,702,004	19,548,789	24,319,311	37,803,199		73,244,847		22,198,584
Amortization of capitalized interest	9,650	16,362	28,901	50,527		90,685		27,918
Subtotal Earnings	(12,799,346)	17,922,151	21,245,212	50,031,726		118,552,532		36,354,502
Less:
Interest capitalized	50,220	57,170	143,445	202,581		439,946		92,774
Total earnings	$(12,849,566)	$17,864,981	$21,101,767	$49,829,145		$118,112,586		$36,261,728

Earnings to fixed charges ratio	(1)	(1)	(1)	1.32	x	1.61	x	1.63	x

(1)	Earnings were not sufficient to cover fixed charges by approximately $41.6 million, $1.7 million, and $3.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.